U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _______to ________.

Commission file number: 0-19345

A. Full title of the Plan:

ESB Financial Corporation Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

ESB Financial Corporation
600 Lawrence Avenue
Ellwood City, Pennsylvania 16117

REQUIRED INFORMATION

Financial Statements. The following financial statements and schedules are filed as part of this annual report for the ESB Financial Corporation Retirement Savings Plan (the "Plan") and appear immediately after the signature page hereof:

Report of Independent Registered Public Accounting Firm

Statements of Net Assets Available for Benefits as of December 31, 2011 and 2010

Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2011 and 2010

Notes to Financial Statements

Supplemental Schedule

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ESB FINANCIAL CORPORATION
RETIREMENT SAVINGS PLAN

June 28, 2012

By: ______________________________
John T. Stunda
Senior Vice President of Human Resources

ESB Financial Corporation Retirement Savings Plan

Financial Statements and Schedules

Years ended December 31, 2011 and 2010

Contents

Report of Independent Registered Public Accounting Firm 1

Financial Statements

Statements of Net Assets Available for Benefits 2
Statements of Changes in Net Assets Available for Benefits 3
Notes to Financial Statements 4

Schedules

Schedule H, Line 4i—Schedule of Assets (Held at End of Year) 19
Schedule H, Line 4j—Schedule of Reportable Transactions 20

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
ESB Financial Corporation
Ellwood City, Pennsylvania

We have audited the accompanying statements of net assets available for benefits of ESB Financial Corporation Retirement Savings Plan (the "Plan") as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of ESB Financial Corporation Retirement Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of (1) Schedule H, line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2011, and (2) Schedule H, line 4j – Schedule of Reportable Transactions as of or for the year ended December 31, 2011, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
June 28, 2012

ESB Financial Corporation Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31	
	2011	**2010**
Assets		
Cash	**$ 15,416**	**$ -**
Contributions receivable	**17,231**	**16,614**
Investments at fair value	**15,179,829**	**14,774,703**
Notes receivable from participants	**435,637**	**448,160**
Total assets	**15,648,113**	**15,239,477**
Liabilities		
Excess contributions payable	**9,368**	**7,761**
Net assets available for benefits	**$ 15,638,745**	**$ 15,231,716**

See accompanying notes.

ESB Financial Corporation Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Years ended December 31 2011	2010
Additions		
Investment income:		
Net (depreciation) appreciation in fair value of investments	$ (156,541)	$ 1,387,240
Dividends and interest income	446,037	463,641
Other income	2,071	-
Total investment income	291,567	1,850,881
Contributions:		
Employer	285,868	280,096
Participant	641,963	600,761
Employee rollovers	203	-
Rollovers from ESOP	89,768	193,477
Total contributions	1,017,802	1,074,334
Total additions	1,309,369	2,925,215
Deductions		
Distributions to participants	(830,467)	(155,645)
Excess contributions	(9,368)	(7,761)
Administrative expenses	(62,505)	(8,869)
Total deductions	(902,340)	(172,275)
Net increase	407,029	2,752,940
Net assets available for benefits:		
Beginning of year	15,231,716	12,478,776
End of year	$ 15,638,745	$ 15,231,716

See accompanying notes.

1. Description of Plan

The following description of the ESB Financial Corporation (the "Company") Retirement Savings Plan (the "Plan") provides only general information. Participants should refer to the plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all employees of the Company who elect to participate in the plan. Great West Retirement Services has been retained to provide record keeping responsibilities and Reliance Trust Company has been appointed as Plan Trustee. The Plan includes a 401(k) before-tax savings feature, which permits participants to defer compensation under Section 401(k) of the Internal Revenue Code. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. In December 2010, the plan adopted a new Great West Retirement Services platform which expanded investment options from fourteen funds to twenty seven funds including nine target date funds. On December 10, 2010 all of the Plan's investments, excluding Company common stock and notes receivable from participants were liquidated and on December 23, 2010 the funds were transfered to similar investment options. With this change, Roth IRA and self directed brokerage services were added to the plan and Reliance Trust Company was named trustee of the plan.

Contributions

Each year, participants may voluntarily contribute the lesser of $16,500 or 100% of their eligible earnings to the Plan, subject to annual limitations established by the Internal Revenue Service. Employees 50 years of age or older may annually contribute an additional $5,500 catch up contribution. The Company makes a maximum matching contribution of 100 percent of the first 1.0 percent and 50 percent of the next 5.0 percent of a participant's salary deferral contribution at the end of each pay period. The amount of matching contributions is a discretionary percentage determined by the Board of Directors and may be changed from time to time. Participants are eligible to receive a matching contribution subject to a vesting schedule, and may change their contribution rate or discontinue their contribution at any time. Employer contributions are invested in the ESB Financial Corporation (ESBF) Common Stock Fund. Employees have the ability to diversify the employer match from the ESBF Common Stock Fund to one of the Plan's other investment options. Beginning in February 2011, newly hired employees are automatically enrolled in the plan on the first day of the month following 60 days of employment unless they opt out. These participants are enrolled at a 3% contribution level which will be invested in the appropriate target date funds until otherwise directed by the participant. During 2011 and 2010, contributions also included a converted amount from the Company's Employee Owned Stock Plan (ESOP). The Company's ESOP is required to offer eligible participants the opportunity to diversify the Company stock to other investments. As such, $89,768 and $193,477 was transferred from the Company's ESOP to the Company's Retirement Savings Plan in 2011 and 2010, respectively.

1. Description of Plan (continued)

Investments

Investments are reflected at the current value and include a fixed annuity fund, mutual funds and an employer stock fund. The fair values of these accounts represent net asset values of investments held as of the end of plan year plus the value of any dividends and capital gains not yet reinvested. Investment transactions are accounted for on the trade-date basis.

Personal Brokerage Accounts

These funds are invested in self-directed brokerage accounts. All investments are directed by the participant.

Forfeitures

Forfeitures of matching contributions amounted to $2,892 and $3,766 during 2011 and 2010, respectively. Forfeitures were used to pay administrative expenses.

Participant Accounts

Each participant's account is credited with the participant's contributions, employer's contributions and investment earnings. Allocations of employer matching contributions and plan earnings are based on individual participant contributions and participant account balances, respectively. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contributions and related investment earnings thereon is based on years of continuous service. Eligible service is defined as 1,000 hours of service within a plan year.

1. Description of Plan (continued)

The vesting schedule is as follows:

Years of Service	Vesting Percent
Under 2 years	0% vested
2 but less than 3 years	25% vested
3 but less than 4 years	50% vested
4 but less than 5 years	75% vested
After 5 years	100% vested

Benefit Payments

Participants or their beneficiaries are permitted to withdraw any portion of their vested account due to death, permanent disability, retirement, attainment of age 59-1/2, in the event of financial hardship or termination of employment. These hardship withdrawals, prior to retirement, may result in certain suspensions of future participation in the Plan. Nonvested company contributions are forfeited for participants who terminate employment.

Notes Receivable from Participants

Loans are made available to all participants on a nondiscriminatory basis in accordance with the specific provisions set forth in the Plan. The amount of a loan cannot exceed the lesser of $50,000 reduced by the excess of the highest outstanding loan balance in the prior 12 months over the outstanding loan balance on the date the loan is made, or one-half of a participant's total vested account balance. The loans bear interest at the prime rate at the time the loan is made. All loans are subject to specific repayment plans and are secured by the participant's nonforfeitable interest in his/her account equivalent to the principal amount of the loan.

Plan Termination

The Company anticipates that the Plan will continue without interruption but reserves the right to discontinue the Plan. In the event that such discontinuance results in the termination of the Plan, the interest of all participants in the plan assets will become fully vested, and the Plan Administrator will continue to function during such period as is necessary to make remaining normal distributions and to administer and distribute the residual interest of the participants.

2. Summary of Significant Accounting Policies

General

The accompanying financial statements have been prepared on the accrual basis of accounting, except for distributions which are recorded when paid by the trustee. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of changes in Net Assets Available for Benefits is prepared on a contract basis.

Use of Estimates

The preparation of financial statements in conformity with U.S generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 7 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the plan's gains and losses on investments bought and sold as well as held during the year.

Unit Value

The interest of each participant in the various funds is represented by units allocated to his/her account. The unit value is computed by dividing the number of units into the aggregate market value of the individual funds.

2. Summary of Significant Accounting Policies (continued)

Contributions

Participant contributions are recorded in the month withheld from the participant's wages. Company contributions are recorded in the same month.

Distributions to Participants

Distributions to participants are recorded when paid by the trustee.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the plan document.

Administrative Expenses

Administrative expenses for auditing and legal services of the Plan are paid for by the Company. All other administrative expenses which include fees for recordkeeping, compliance testing, employee communication services, Form 5500 preparation services, benefit processing services, trust services, and document preparation and amendment services are paid for by the plan.

Reclassification of Comparative Amounts

Certain comparative amounts for the prior year have been reclassified to conform to current-year classifications. Such reclassifications had no effect on changes in net assets available for benefits or in net assets available for benefits.

New Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (FASB) issued ASU 2011-04, *Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs.* The amendments in this Update result in common fair value measurement and disclosure requirements in U.S. GAAP and IFRs. Consequently, the amendments change the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. ASU 2011-04 is effective during the interim and annual periods beginning after December 15, 2011 and should be applied prospectively. Early adoption is not permitted. Adoption of ASU 2011-04 is not expected to have a significant impact on the Plan's net assets available for benefits or its changes in net assets available for benefits.

3. Investments

All investment information disclosed in the accompanying financial statements and schedule, including investments held at December 31, 2011 and 2010, and interest and dividend income and net appreciation (depreciation) in fair value of investments for the years ended December 31, 2011 and 2010, were obtained or derived from information supplied to the Plan Administrator.

For the years ended December 31, 2011 and 2010, the Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in fair value as determined by quoted market prices as follows:

ESB Financial Corporation Retirement Savings Plan
Notes to Financial Statements

	2011			
	Current Value			Net Realized/ Unrealized Appreciation (depreciation)
Investments at fair value as determined by quoted market price:				
Participant-directed investments:				
Vanguard Target Retirement 2015 Fund	1,706,643	*	$	(15,386)
Vanguard Target Retirement 2020 Fund	1,056,045	*		(26,062)
Vanguard Target Retirement 2025 Fund	125,578			(6,115)
Vanguard Target Retirement 2030 Fund	27,992			(1,901)
Vanguard Target Retirement 2035 Fund	414,128			(17,068)
Vanguard Target Retirement 2040 Fund	6,630			(363)
Vanguard Target Retirement 2045 Fund	5,009			(375)
Vanguard Target Retirement 2050 Fund	2,211			(79)
American Funds EuroPacific Growth R6	547,278			(91,236)
INVESCO Developing Markets Fund Inst.	43,790			(6,436)
Manning & Napier International	344,025			(79,551)
Oakmark International FD	-			16,615
BlackRock Energy & Resources Port Inst.	32,003			(6,237)
Franklin Gold & Precious Metals Adv	17,829			(4,418)
PIMCO Real Estate Real Return Strategy A	377,574			2,627
Vanguard Energy Fund-Inv	-			1,741
Vanguard REIT Index Fund	-			16,246
Janus Triton I	60,530			(2,196)
Perkins Small Cap Value I	325,650			(46,200)
Columbia Acorn Fund - Z	42,183			(4,249)
RidgeWorth Mid-Cap Value Equity I	3,099			(345)
Vanguard Selected Value	-			5
American Funds Fundamental Investors R6	231,997			1,095
American Grw FD of Amer.	-			(41,922)
RidgeWorth Large Cap Value Equity I	784,029	*		(23,043)
Wells Fargo Advantage Growth I	588,098			10,562
American Funds Capital World Bond R6	133,067			(2,818)
Federated Inst HI Yld Bd	-			7
Pimco Total Return Instl	752,999			2,178
RidgeWorth High Income 1	44,276			(4,792)
TD Ameritrade SDB Account	285,297			-
Key Guaranteed Portfolio Fund	2,649,611	*		-
ESB Financial Corporation Common Stock Fund	879,052	*		33,504
	11,486,623			(296,212)
Non-participant-directed investments:				
ESB Financial Corporation Common Stock Fund	3,693,206	*		139,671
	$ 15,179,829		$	(156,541)

* Fair value of investment represents 5% or more of the Plan's net assets

ESB Financial Corporation Retirement Savings Plan
Notes to Financial Statements

	2010	
	Current Value	Net Realized/ Unrealized Appreciation (depreciation)
Investments at fair value as determined by quoted market price:		
Participant-directed investments:		
Pimco Total Return Fund	$ -	$ (8,719)
Franklin Income Fund	-	41,757
Franklin Templeton Conserv. Alloc R	-	28,085
Mutual Global Discovery Fund	-	61,075
Franklin Real Estate Securities Fund	-	75,151
Franklin Templeton Moderate Alloc R	-	86,355
Mutual Shares Fund	-	63,710
Templeton Foreign Fund	-	27,231
Franklin Small Cap Value Fund	-	100,715
Franklin Growth Fund	-	87,867
Franklin Templeton Growth Alloc R	-	60,322
American Funds Invest Co of America R2	-	25,369
Vanguard Target Retirement 2015 Fund	1,723,218 *	(19,676)
Vanguard Target Retirement 2020 Fund	1,050,826 *	(9,598)
Vanguard Target Retirement 2025 Fund	29,437	(593)
Vanguard Target Retirement 2035 Fund	517,531	(3,877)
Vanguard Target Retirement 2040 Fund	514	-
American Funds EuroPacific Growth R6	685,196	(8,300)
Oakmark International II	414,471	(1,242)
Vanguard REIT Index	389,502	12,988
Janus Triton I	3,115	(5)
Perkins Small Cap Value I	497,592	(9,490)
Vanguard Selected Value	57	-
American Funds Fundamental Investors R6	351,703	2,120
American Funds Growth Fund of America R6	692,433	(198)
RidgeWorth Large Cap Value Equity I	842,818 *	10,451
American Funds Capital World Bond R6	7	-
Pimco Total Return Instl	929,251 *	11,314
Key Guaranteed Portfolio Fund	2,488,581 *	-
ESB Financial Corporation Common Stock Fund	805,078 *	146,959
	11,421,330	779,771
Non-participant-directed investments:		
ESB Financial Corporation Common Stock Fund	3,353,373 *	607,469
	$ 14,774,703	$ 1,387,240

* Fair value of investment represents 5% or more of the Plan's net assets

Nonparticipant-Directed Investments

Information about the net assets and the significant components of changes in net assets related to the nonparticipant-directed investment is as follows:

	Years ended December 31, 2011	2010
Beginning Balance	$ 3,353,373	$ 2,520,711
Change in net assets:		
Contributions	291,226	296,158
Transfers	(51,348)	(127,426)
Dividends/Interest	91,417	78,334
Net appreciation in fair value of investments	139,671	607,469
Distributions to participants	(131,133)	(21,871)
Other expenses	-	(2)
Ending Balance	$ 3,693,206	$ 3,353,373

4. Parties-in-Interest

The Plan includes a guaranteed investment contract and notes receivable from participants issued and managed by Great-West Life and Annuity Insurance Company and its subsidiaries. Certain subsidiaries provide administration and recordkeeping services to the Plan while another serves as Plan custodian. These specific investments issued by or managed by Great-West Life and Annuity Insurance Company qualifies as party-in-interest transactions.

The Plan Sponsor (the "Company") controls and manages the operation and administration of the Plan. Certain administrative costs, legal and accounting fees are paid by the Plan Sponsor, in 2011 and 2010 those fees totaled approximately $10,450 and $10,665, respectively.

The trustee (Reliance Trust Company) is the custodian for the ESBF common stock. At December 31, 2011 and 2010, the Plan held an aggregate of 324,965 and 255,074 shares of ESB Financial Corporation common stock valued at $4,587,673 and $4,158,451, respectively.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated February 11, 2002, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and, therefore, the related trust is exempt from taxation. Subsequent to this issuance of the determination letter, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability (or asset) if the plan has taken an uncertain tax position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The plan administrator has analyzed the tax positions taken by the plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The plan administrator believes it is no longer subject to income tax examinations for years prior to 2008.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits.

7. Fair Value Measurements

The Plan provides enhanced disclosures about assets and liabilities carried at fair value. Disclosures follow a hierarchal framework associated with the level of pricing observability utilized in measuring assets and liabilities at fair value. The three broad levels are as follows:

Level I: Quoted prices are available in active markets for identical assets or liabilities as of the reported date.

Level II: Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the reported date. The nature of these assets and liabilities include items for which quoted prices are available but traded less frequently, and items that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III: Assets and liabilities that have little to no pricing observability as of the reported date. These items do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

The following table presents the Plan's assets at their fair value on a recurring basis as of December 31, 2011 and 2010 by level within the fair value hierarchy. Financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	December 31, 2011			
	Level I	Level II	Level III	Total
Assets:				
Mutual Funds:				
Bond funds	$ 930,343	$ -	$ -	$ 930,343
Balanced funds	3,344,236	-	-	3,344,236
Large Cap funds	1,604,123	-	-	1,604,123
Mid Cap funds	45,282			45,282
Small Cap funds	386,180	-	-	386,180
International funds	935,093	-	-	935,093
Other funds	427,406	-	-	427,406
Common Stock - financial institutions	4,572,258	-	-	4,572,258
Personal Brokerage Accounts	285,297	-	-	285,297
Guaranteed Investment Contract	-	-	2,649,611	2,649,611
Total assets at fair value	$12,530,218	$ -	$ 2,649,611	$15,179,829

	December 31, 2010			
	Level I	Level II	Level III	Total
Assets:				
Mutual Funds:				
Bond funds	$ 929,258	$ -	$ -	$ 929,258
Balanced funds	3,321,526	-	-	3,321,526
Large Cap funds	1,886,954	-	-	1,886,954
Small Cap funds	500,707	-	-	500,707
International funds	1,099,667	-	-	1,099,667
Other funds	389,559	-	-	389,559
Common Stock - financial institutions	4,158,451	-	-	4,158,451
Guaranteed Investment Contract	-	-	2,488,581	2,488,581
Total assets at fair value	$12,286,122	$ -	$ 2,488,581	$14,774,703

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual Funds: Valued at the net asset value of shares held by the plan at year end.

Personal Brokerage Accounts: Valued at the closing price reported on the active markets on which the individual securities are traded or valued at the net asset value of shares held by the plan at year end.

Guaranteed Investment Contract: Valued at fair value by discounting the related cash flows based on current yields of similar instruments with comparable durations considering the credit-worthiness of the issuer (See note 8).

Common Stock: Valued at the closing price reported on the active market on which the individual securities are traded.

The following table presents the changes in the Level III fair-value category for the periods ended December 31, 2011 and 2010. The Company classifies financial instruments in Level III of the fair-value hierarchy when there is reliance on at least one significant unobservable input to the valuation model. In addition to these unobservable inputs, the valuation models for Level III financial instruments typically also rely on a number of inputs that are readily observable either directly or indirectly.

	Guaranteed Investment Contract	
	2011	2010
Beginning balance January 1	$ 2,488,581	$ -
Total net realized/unrealized gains (losses)		
Included in earnings:		
Dividends and interest income	51,464	5,388
Net realized gain (loss) on securities	-	-
Included in other comprehensive income	-	-
Transfers in and/or out of Level III	117,085	(514)
Purchases, issuances, sales, fees and settlements		
Purchases	181,461	2,485,261
Issuances	-	-
Sales	-	-
Fees	(3,988)	-
Settlements	(184,992)	(1,554)
Ending balance, December 31,	$ 2,649,611	$ 2,488,581

The following table summarizes changes in unrealized gains and losses recorded in earnings for the years ended December 31, 2011 and 2010, for Level III assets and liabilities that are still held at December 31, 2011 and 2010.

	Guaranteed Investment Contract December 31, 2011	Guaranteed Investment Contract December 31, 2010
Dividends and interest income	$ 51,464	$ 5,388
Total	$ 51,464	$ 5,388

8. Guaranteed Investment Contract with Great-West Life & Annuity Insurance Company

The plan includes a benefit-responsive guaranteed investment contract with Great-West Life & Annuity Insurance Company (Great-West). Great-West maintains the contributions in a general account. The account is credited with earnings on the underling investments and charged for participant withdrawals and administrative expenses. The guaranteed investment contract issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the plan.

Because the guaranteed investment contract is fully benefit responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits attributable to the guaranteed investment contract. The guaranteed investment contract is included in the financial statements at fair value which approximates contract value. Contract value, as reported to the plan by Great-West, represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The fair value of the investment contract at December 31, 2011 and 2010 was $2,649,611 and $2,488,581, respectively. The crediting interest rate is based on a formula agreed upon with the issuer. Such interest rates are reviewed on a quarterly basis for resetting.

Certain events limit the ability of the plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the plan documents (including complete or partial plan termination or merger with another plan), (2) changes to the plan's prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the plan sponsor or other plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the plan, or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The plan administrator does not believe that any events which would limit the plan's ability to transact at contract value with participants are probable of occurring.

The guaranteed investment contract does not permit the insurance company to terminate the agreement prior to the scheduled maturity date.

Average yields:	**2011**	**2010**
Based on actual earnings	2.03%	2.40%
Based on interest rate credited to participants	2.03%	2.49%

9. Fair Value of Financial Instruments

Financial instruments are defined as cash, evidence of ownership interest in an entity, or a contract which creates an obligation or right to receive or deliver cash or another financial instrument from/to a second entity on potentially favorable or unfavorable terms. Fair value is defined as the amount at which a financial instrument could be exchanged in a current transaction between willing parties other than in a forced liquidation or sale. If a quoted market price is available for a financial instrument, the estimated fair value would be calculated based upon the market price per trading unit of the instrument.

Investments in ESB Financial Corporation Retirement Savings Plan, contributions receivable, and notes receivable from participants would be considered financial instruments. At December 31, 2011 and 2010, the carrying amounts of these financial instruments approximate fair value.

ESB Financial Corporation Retirement Savings Plan
EIN: 25-1659846 Plan Number: 002
Schedule H, Line 4i - Schedule of Assets
(Held at End of Year)
December 31, 2011

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	(d) Cost	(e) Current Value
*	Key Guaranteed Portfolio Fund	Guaranteed Investment Contract	$ 2,596,457	$ 2,649,611
	TD Ameritrade SDB Account	Self-directed account	285,297	285,297
	Vanguard Target Retirement 2015 Fund	Mutual fund	1,743,601	1,706,643
	Vanguard Target Retirement 2020 Fund	Mutual fund	1,094,314	1,056,045
	Vanguard Target Retirement 2025 Fund	Mutual fund	132,146	125,578
	Vanguard Target Retirement 2030 Fund	Mutual fund	29,789	27,992
	Vanguard Target Retirement 2035 Fund	Mutual fund	436,089	414,128
	Vanguard Target Retirement 2040 Fund	Mutual fund	6,992	6,630
	Vanguard Target Retirement 2045 Fund	Mutual fund	5,378	5,009
	Vanguard Target Retirement 2050 Fund	Mutual fund	2,289	2,211
	American Funds EuroPacific Growth R6	Mutual fund	647,008	547,278
	INVESCO Developing Markets Fund Inst	Mutual fund	50,220	43,790
	Manning & Napier International	Mutual fund	420,194	344,025
	Black Rock Energy & Resources Port Inst.	Mutual fund	37,235	32,003
	Franklin Gold & Precious Metals Adv	Mutual fund	22,244	17,829
	PIMCO Real Estate Real Return Strategy A	Mutual fund	376,789	377,574
	Janus Triton I	Mutual fund	62,508	60,530
	Perkins Small Cap Value I	Mutual fund	381,935	325,650
	Columbia Acorn Fund - Z	Mutual fund	46,432	42,183
	RidgeWorth Mid Cap Value Equity I	Mutual fund	3,443	3,099
	American Funds Fundamental Investors R6	Mutual fund	238,812	231,997
	RidgeWorth Large Cap Value Equity I	Mutual fund	801,070	784,029
	Wells Fargo Advantage Growth I	Mutual fund	577,983	588,098
	American Funds Capital World Bond R6	Mutual fund	135,834	133,067
	Pimco Total Return Instl	Mutual fund	745,709	752,999
	Ridge Worth High Income I	Mutual fund	49,060	44,276
	ESB Financial Corporation:			
*	Common stock	324,965 shares	3,320,937	4,572,258
*	Notes receivable from participants	Interest rates range from 3.25% to 8.25% and have maturity dates through 2025	435,637	435,637

*—Party-in-interest to the Plan

ESB Financial Corporation Retirement Savings Plan
EIN 25-1659846 Plan Number: 002
Schedule H, Line 4j - Schedule of Reportable Transactions

December 31, 2011

Description of Assets	Purchases	Sales	Cost of Assets Sold	Net Gain (Loss)

Type (i)Transactions - a single transaction in excess of 5 percent of the fair value of Plan assets

None

Exhibit 23.1

Consent of S.R. Snodgrass A.C., Independent Registered Accounting Firm

SNODGRASS
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement (No. 333-95725) on Form S-8 of ESB Financial Corporation Retirement Savings Plan of our report dated June 28, 2012, relating to the financial statements and supplemental schedules of the ESB Financial Corporation Retirement Savings Plan, which appears in this Annual Report of Form 11-K of ESB Financial Corporation Retirement Savings Plan for the year ended December 31, 2011.

S.R. Snodgrass, A.C.

Wexford, Pennsylvania
June 28, 2012